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                          February 22, 2021

       Gregory D. Patrinely
       Chief Financial Officer and Secretary
       Flame Acquisition Corp.
       700 Milam Street Suite 3300
       Houston, TX 77002

                                                        Re: Flame Acquisition
Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed February 5,
2021
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed February 18,
2021
                                                            File No. 333-252805

       Dear Mr. Patrinely:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 23, 2020 letter.

       Amendment No.1 to Form S-1 filed February 18, 2021

       Summary
       Our Competitive Strengths, page 4

   1. We note your response to comment 1 and revisions on page 115 and 116, and re-issue in part. Please balance
the disclosure here of your management team having created
                                                        significant shareholder
value across several high-profile transactions from the 1990s through 2013, with your
management team's most recent experience with Sable Permian.
 Gregory D. Patrinely
Flame Acquisition Corp.
February 22, 2021
Page 2
Exhibits

2. We note that your forum selection provision as disclosed on page 68 and 143 identifies
      (i) the Court of Chancery of the State of Delaware as the exclusive forum for certain
      litigation, including any    derivative action," provided that the
exclusive forum provision
      will not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act, "to any claim for which the federal courts have exclusive jurisdiction," and (ii) further provides that the federal district courts of the United States of
      America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended.
          Please revise Section 12.1 of your amended and restated certificate of incorporation to state clearly that your exclusive forum provision does not apply to any actions arising under the Exchange Act.
          In regards to your federal forum exclusive forum clause for Securities Act claims, please revise your prospectus to disclose that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In this regard, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the
            Securities Act or the rules and regulations thereunder.

        You may contact Diane Fritz, Staff Accountant, at (202) 551-3311 or Ethan Horowitz,
Accounting Branch Chief, at (202) 551- 3311 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty, Staff Attorney, at
(202) 551-3271 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.



                                                              Sincerely,
FirstName LastNameGregory D. Patrinely
                                                              Division of
Corporation Finance
Comapany NameFlame Acquisition Corp.
                                                              Office of Energy
& Transportation
February 22, 2021 Page 2
cc:       Ben L. Winnett
FirstName LastName